October 14, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4546
Washington, DC 20549

Attn:	Ms. Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance

Re:	Perrigo Company
Form 8-K
Filed August 10, 2016
File No. 001-36353

Dear Ms. Connell:

This letter sets forth the responses of Perrigo Company plc (“we”, “our” or "the Company") to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission by letter dated October 3, 2016.

For your convenience, the Staff’s comments are restated below in bold type and are followed by our responses.

Exhibit 99.1: Press release issued August 10, 2016
Non-GAAP Measures, page 8

1.
In your next earnings release, please provide a more substantive, and concise, discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter for the measures you expect to include in your next earnings release.

Response:

We respectfully acknowledge the Staff’s comment and will revise our disclosure included in future earnings releases to enhance the description of the reasons why management believes our non-GAAP financial measures provide useful information to investors. Set forth below is an example of how we propose to enhance our future disclosures. In addressing the usefulness of the non-GAAP measures, we have grouped them in three categories - profit measures, profit margins and net sales - as we view the measures within each group as helpful for similar reasons when used by our management and investors in evaluating our business. We expect our future disclosures would be substantially in this proposed form, with appropriate changes depending on the particular non-GAAP information.

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)

Non-GAAP Measures

This press release contains certain non-GAAP measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP) in the statements of income, balance sheets or statements of cash flows of the company. Pursuant to the requirements the U.S. Securities and Exchange Commission, the Company has provided reconciliations for adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income, adjusted diluted earnings per share, adjusted gross margin, and adjusted operating margin within this press release to the most directly comparable U.S. GAAP measures for these non-GAAP measures. These non-GAAP financial measures should be considered as supplements to the GAAP reported measures, should not be considered replacements for, or superior to the GAAP measures and may not be comparable to similarly named measures used by other companies.

The Company provides non-GAAP financial measures as additional information that it believes is useful to investors and analysts in evaluating the performance of the Company's ongoing operating trends, facilitating comparability between periods and companies in similar industries and assessing the Company's prospects for future performance. These non-GAAP financial measures exclude items, such as impairment charges, restructuring charges, and acquisition and integration-related charges, that by their nature affect comparability of operational performance or obscure underlying business operational trends. The non-GAAP measures the Company provides are consistent with how management analyzes and assesses the operating performance of the Company, and disclosing them provides investor insight into management’s view of the business. Management uses these adjusted financial measures for planning and forecasting in future periods, and evaluating segment and overall operating performance. In addition, management uses certain of the profit measures as factors in determining compensation.

Non-GAAP measures related to profit measurements, which include adjusted gross profit, adjusted operating income, adjusted net income, and adjusted diluted earnings per share are useful to investors as they provide them with supplemental information to enhance their understanding of the Company’s underlying business performance and trends, and enhance the ability of investors and analysts to compare the Company’s period-to-period financial results. Management believes that adjusted gross margin and adjusted operating margin are useful to investors, in addition to the reasons discussed above, by allowing them to more easily compare and analyze trends in the Company’s peer business group and assisting them in comparing the Company’s overall performance to that of its competitors. The Company discloses adjusted net sales, which excludes operating results attributable to held-for-sale businesses, in order to provide information about sales of the Company’s continuing business. In addition, the Company discloses net sales growth and adjusted net sales growth on a constant currency basis to provide information about sales of the Company’s continuing business excluding the exogenous impact of foreign exchange. The Company believes these supplemental financial measures provide investors with consistency in financial reporting, enabling meaningful comparisons of past, present and future underlying operating results, and also facilitate comparison of the Company’s operating performance to the operating performance of its competitors.

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)

Table I: Reconciliation of Non-GAAP Measures
Selected Consolidated Information

2.
Please explain to us in detail how you calculated the income tax effects of your non-GAAP adjustments. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The following information and schedules provide detailed reconciliation of GAAP tax expense (benefit) reported in our Condensed Consolidated Statements of Operations to non-GAAP adjusted tax expense (benefit) for the three-months ended July 2, 2016 and June 27, 2015 included in our earnings release furnished on Form 8-K on August 10, 2016.

	Income Tax Effect
($, millions) Three months ended,	June 27, 2015		July 2, 2016
GAAP income tax expense (benefit) per Statement of Operations	$101.0		$(42.7)
Tax effect of non-GAAP adjustments in Table I (See Item 1 below)	44.5	(Figure A)	40.1	(Figure B)
Annualized consolidated effective tax rate under ASC740 for interim reporting (See Item 2 below)	(33.3)	(2a)	56.2	(2b)
Sub-Total Per Table I of August 10, 2016 Form 8-K	11.2		96.3
Valuation allowance adjustment related to acquisition (See Item 3 below)	(46.6)		—
Total non-GAAP income tax expense	$65.6		$53.6

Non-GAAP pre-tax income	$386.0		$331.1
Non-GAAP effective tax rate	17.0%		16.2%

Tax expense (benefit) for non-GAAP net income is calculated in the following manner:

1)
The income tax expense (benefit) on non-GAAP pretax income adjustments is determined using the applicable tax rates for the jurisdictions that were utilized in calculating the original GAAP tax expense (benefit) on those same non-GAAP pretax adjustments and includes both current and deferred income tax expense (benefit). See Figure A and Figure B below for a detailed reconciliation of each non-GAAP pretax adjustment.

2)
The GAAP income tax expense (benefit) interim period tax accounting required under ASC 740, Income Taxes (“ASC740”) is adjusted for the non-GAAP pretax income adjustments and the respective income tax expense (benefit) outlined above.  For the annual accounting fiscal year, this adjustment has no effect and only impacts interim period tax accounting.

Consistent with the requirements of ASC740, each quarter we calculate an estimated annual consolidated effective tax rate for non-GAAP pretax income. This estimate is based on the GAAP pretax income and tax expense (benefit) and non-GAAP pretax income adjustments at the applicable rates in the taxing jurisdiction for each respective adjustment. Under this method, income tax expense (benefit) for an interim year-to-date period is recorded based on the estimated annual effective tax rate applied to year-to-date pretax income, which results in an annualized impact to the quarterly income tax expense (benefit).

Calculation overview for each respective period presented:

a)
The three-month period ended June 27, 2015 was the fourth quarter of fiscal 2015. Based on the annual effective tax rate method, the cumulative adjustment for the difference in GAAP to non-GAAP taxes for ASC740 interim accounting through the first three quarters of fiscal 2015 was $33.3M. Therefore, the

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)

($33.3M) adjustment in the three-month period ended June 27, 2015 resulted in no difference (adjustment) between GAAP and non-GAAP interim tax accounting for the fiscal year.

b)
We changed our fiscal reporting year to align to the calendar year effective January 1, 2016. The three-month period ended July 2, 2016 was the second quarter of the Company's fiscal year. As disclosed in Note 13 - Income Taxes of our Form 10-Q filed August 10, 2016:

Income taxes recorded through July 2, 2016 were estimated using the discrete method. Due to sensitivity to small changes to forecasted annual pre-tax earnings, which created results with significant variations in the customary relationship between income tax expense and pre-tax income for the interim periods, we determined that using the discrete method is more appropriate than using the annual effective tax rate method.

In the first quarter of calendar 2016, we utilized the annual effective tax rate method. For the reasons cited in the footnote, in the second quarter ended July 2, 2016, the accounting election outlined above was adopted. Therefore, the $56.2M recorded in the second quarter ended July 2, 2016 for the GAAP to non-GAAP interim tax accounting was a reversal of the amount recorded in the first quarter. Accordingly, the cumulative effect of the difference between GAAP and non-GAAP interim tax accounting was zero for the six-month period ended July 2, 2016. Further, given our current expectation that the discrete method of interim tax accounting will remain in effect for calendar 2016, we do not expect any quarterly GAAP to non-GAAP interim tax accounting adjustment for the remainder of the year.

3)
In the three-month period ended June 27, 2015, we realized in the Statement of Operations GAAP tax expense a discrete tax item for an increase in the valuation allowance on a deferred asset impacted by the acquisition of Omega Pharma in this quarter. The $46.6M non-GAAP adjustment to tax expense adjusts for this unusual item.

Figure A: Reconciliation for the three months ended June 27, 2015 tax effect of non-GAAP pretax income adjustments itemized in Table 1 of August 10, 2016 Form 8-K

June 27, 2015 ($, millions)	Amortization of intangible expense	Inventory fair value	R&D arrangement	Impairment charges	Restructuring charges	Derivative losses	Acquisition related integration charges	Mylan defense legal and consulting fees	Loss on early debt extinguish-ment	Total
Pretax income	$142.6	$15.6	$18.0	$9.0	$0.3	$5.5	$19.7	$13.4	$0.9	$225.0
Statutory tax effects(1)	(30.2)	(4.8)	(2.3)	(2.2)	(0.1)	—	(4.9)	—	—	(44.5)
Net income	$112.4	$10.8	$15.7	$6.8	$0.2	$5.5	$14.8	$13.4	$0.9	$180.5

(1)
Tax effects of pretax non-GAAP adjustments are calculated based upon the specific rate of the applicable jurisdiction of the pretax item.  Certain items in the pre-tax GAAP tax rate are non-deductible, therefore the impact on the non-GAAP tax rate is zero.

Figure B: Reconciliation for the three months ended July 2, 2016 tax effect of non-GAAP pretax income adjustments itemized in Table 1 of August 10, 2016 Form 8-K

July 2, 2016 ($, millions)	Amortization of intangible expense	Investment impairments	Restructuring charges	Held-for-sale businesses	Acquisition related integration	Goodwill and impairment charges	Total
Pretax income	$163.5	$24.1	$5.8	$2.1	$2.0	$(19.8)	$177.7
Statutory tax effects(1)	(34.1)	—	(1.6)	(0.5)	(0.3)	(3.6)	(40.1)
Net income	$129.4	$24.1	$4.2	$1.6	$1.7	$(23.4)	$137.6

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)

(1)
Tax effects of pretax non-GAAP adjustments are calculated based upon the specific rate of the applicable jurisdiction of the pretax item.  Certain items in the pre-tax GAAP tax rate are non-deductible, therefore the impact on the non-GAAP tax rate is zero.

In light of the Staff's comment, in future earnings releases we will enhance our disclosure related to income tax effects on our non-GAAP financial measures, consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Set forth below is an example of a footnote we plan to include in our non-GAAP reconciliations to clarify the income tax expense (benefit) line item:

•	Tax effects of pretax non-GAAP adjustments are calculated based upon the specific rate of the applicable jurisdiction of the pretax item.

In addition, to the extent a non-GAAP adjustment is realized in a quarterly reporting period associated with interim tax accounting, we will include the following footnote:

•	The amount includes the calculated effect on non-GAAP income taxes related to the interim tax accounting requirements within ASC 740, Income Taxes.

If you would like additional information or desire to discuss our responses to your comments, please contact me directly at (269) 673-9308 or Judy.Brown@perrigo.com.

Very truly yours,

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President, Business Operations
and Chief Financial Officer

Perrigo Company plc
Registered in Ireland, Registered number 529592
Registered office Treasury Building, Lower Grand Canal St., Dublin 2, Ireland
+353 1 7094000

Directors Laurie Brlas (U.S.), Gary M. Cohen (U.S.), Ellen R. Hoffing (U.S.), Michael J. Jandernoa (U.S.), Gary K. Kunkle, Jr (U.S.), Herman Morris, Jr (U.S.), Donal O'Connor (Ireland), Shlomo Yanai (Israel)